Exhibit 99.1

Information to be Provided Today at Thomson Reuters 2018 Investor Day

TORONTO, December 4, 2018 – Thomson Reuters (TSX/NYSE: TRI) will host its 2018 Investor Day in Toronto today beginning at 8:30 a.m. EST. The company’s senior management team will deliver a series of presentations outlining the company’s new organizational structure, operating and growth strategies, capital structure as well as revenue and free cash flow growth objectives for 2020.

Today’s Investor Day materials include forward-looking information for Thomson Reuters and its three primary operating segments – Legal Professionals, Tax Professionals and Corporates. This forward-looking information and all of the Investor Day presentation materials can be found in the “Investor Relations” section of the Thomson Reuters website, www.thomsonreuters.com. A replay of the Investor Day webcast will be posted to the Thomson Reuters website later today.

Thomson Reuters

Thomson Reuters (TSX/NYSE: TRI) is the world’s leading provider of news and information-based tools to professionals. Our worldwide network of journalists and specialist editors keep customers up to speed on global developments, with a particular focus on legal, regulatory and tax changes. Thomson Reuters shares are listed on the Toronto and New York Stock Exchanges. For more information on Thomson Reuters, visit tr.com and for the latest world news, reuters.com.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in the Investor Day presentation materials are forward-looking, including statements relating to the company’s 2020 goals. These forward-looking statements are based on certain assumptions and reflect our company’s current expectations. As a result, forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations, including other factors discussed in materials that Thomson Reuters from time to time files with, or furnishes to, the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. There is no assurance that any events described in any forward-looking statement will materialize. Except as may be required by applicable law, Thomson Reuters disclaims any obligation to update or revise any forward-looking statements.

CONTACTS

MEDIA David Crundwell Senior Vice President, Corporate Affairs +1 416 649 9904 david.crundwell@tr.com	INVESTORS Frank J. Golden Senior Vice President, Investor Relations +1 646 223 5288 frank.golden@tr.com